Chart Industries, Inc.
One Infinity Corporate Centre Drive
Suite 300
Garfield Heights, OH 44125-5370
July 24, 2006
VIA FACSIMILE AND EDGAR
Craig Slivka
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549
Re:   Chart Industries, Inc.
  Registration Statement on Form S-1
  File No.: 333-133254
Ladies and Gentlemen:
          Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 of Chart Industries, Inc. (the “Company”) be accelerated so that the Registration Statement may become effective at 2:00 p.m. EDT on July 25, 2006, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Act.
          The Company acknowledges that

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
Chart Industries, Inc.
By:  /s/  Matthew J. Klaben
Name:  Matthew J. Klaben
Title:    Vice President, General Counsel and
  Secretary